

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 1, 2016

A. Lorne Weil
Chief Executive Officer
Hydra Industries Acquisition Corp.
250 West 57th Street, Suite 2223
New York, New York 10107

> **Re:** **Hydra Industries Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule PREM14A filed August 8, 2016**
> **Current Report on Form 8-K filed July 19, 2016**
> **File No. 001-36689**

Dear Mr. Weil:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule PREM14A

Summary Term Sheet, page 1

1.   Refer to the third bullet point on page 3. Please include a cross-reference to a more detailed discussion of the earn-out payment.

Questions and Answers about the Proposals for Stockholders

What equity stake will (i) current Hydra Industries stockholders…, page 13

2.   Please provide examples of events that would make the actual facts different than your assumptions, and explain briefly the resulting effect on the equity stakes discussed here.

What happens if I vote against the Business Combination Proposal?, page 16

3.   Please clarify whether the proceeds returned to stockholders will include accrued interest.

Summary of the Proxy Statement

Impact of the Business Combination on Hydra Industries' Public Float, page 23

4.   Please revise to include columns showing the effect of the redemption of 25% and 75% of the public shares.

Reasons for the Business Combination (Page), page 25

5.   Please identify the reasonably accepted valuation standards and methodologies used to identify businesses with aggregate enterprise values of between $200 million to $500 million.

Recommendation to Hydra Industries Stockholders, page 26

6.   Please disclose that your directors and officers will lose their entire investment if the business combination is not completed. Please make corresponding revisions throughout the document where you discuss the conflicts of interest of your officers and directors.

Risk Factors

Risk Factors Relating to Hydra Industries and the Business Combination

Since our Sponsors, executive officers and directors will not be eligible to be reimbursed…, page 54

7.   Please quantify the total out-of-pocket expenses incurred by your sponsors, executive officers and directors as of a recent practicable date.

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet, page 61

8.   We note from your disclosures in adjustment 12 that you assume the subsequent purchase of the shareholder loan notes by Hydra. Please describe the terms, conditions and timing regarding the subsequent purchase of the shareholder loan notes by Hydra. Clarify your disclosures to clearly explain why these will become intercompany loans and should be eliminated in the consolidation. Further, indicate whether this is a condition of the business combination. Confirm that this purchase is factually supportable and not discretionary.

9.   We note from your disclosures in adjustment 13 that assuming the maximum amount of shares are redeemed by the Hydra stockholders, $61,107 of the common stock subject to redemption would be paid out in cash and the remaining balance of $7,354 would be transferred to permanent equity. Please revise your disclosures explain why the remaining balance would be transfer to permanent equity. In this respect, it appears that the remaining balance represents the maximum redemption amount such that no cash consideration is to be paid to the Selling Group.

10.   If the Target is not identified as the acquiring entity, provide in tabular form showing how the purchase price is calculated. Describe in detail all intangibles acquired. Expand the disclosure to show the allocation of the purchase price to the tangible and intangible assets acquired. Also, for each class of intangibles acquired, disclose the related amortization period.

Pro Forma Condensed Combined Statement of Operations, page 63

11.   We note that Hydra will be treated as the "acquired company." Tell us why you believe that the Target is the accounting acquirer as the table within footnote 7 of the Unaudited Adjustments to the Condensed Combined Pro Forma Income Statements show the Target could own about 36% of the outstanding shares of common stock. Please provide your analysis of ASC 805-10-25-5 that supports your identification of the acquirer. In addition, consider disclosing the different purchase price consideration under the various scenarios within the table included in footnote 7.

The Business Combination Proposal

The Sale Agreement, page 71

12.   Disclosure in the proxy statement should accurately describe all material provisions of the sale agreement. Accordingly, please remove or revise the statement that the summary of the sale agreement is "qualified in its entirety by reference to the complete text" of the agreement.

13.   Please elaborate upon the working capital adjustment to which the purchase price is subject, with a view to explaining how and why the purchase price could be adjusted further and the ramifications of such adjustments.

14.   Please include an explanation of the formula by which the earn-out payment will be calculated.

15.   We note your disclosure on page 72 that the representations and warranties made in connection with the sales agreement are subject to "important qualifications and limitations" and that investors should not rely on the representations, warranties and covenants or descriptions thereof as characterizations of the actual state of facts or

condition of the parties thereto. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please revise this section to include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the sales agreement, you have or will provide corrective disclosure.

Background of the Business Combination, page 73

16.   Please disclose the reasons why the non-binding offer letter submitted to Company B on January 22, 2016 was rejected by the owner of Company B (if known), and why Hydra Industries terminated discussions with Company D regarding a possible business combination.

Hydra Industries' Board of Directors' Reasons for the Approval of the Business Combination, page 76

17.   Please disclose any negative aspects of the proposed business combination that the board considered, if any.

The Charter Proposals

Reasons for the Proposed Charter Amendments

Approval of Certain Additional Amendments to Existing Charter in Connection with the Business Combination (Proposal 4), page 87

18.   Please explain the reasons the board believes that providing for the Delaware Court of Chancery as the exclusive forum for certain types of disputes is in in the best interest of the company and its stockholders. Please also identify the type of disputes to which the exclusive forum provision will apply.

Incentive Plan Proposal

Background, page 89

19.   Please revise your statement that no awards will be granted under the plan other than the stock option awards described in the "New Plan Benefits" section to clearly disclose that awards under the plan are not determinable at this time.

Target's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 122

20.   You disclose on page 123 that you completed a contract to supply 4,000 SBG terminals in Greece, of which approximately one quarter were delivered during the period. Please tell us what consideration was given to providing disclosure of backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Results of Operations, page 127

21.   Please revise your disclosures to explain why you consider Customer Gross Win per unit per day to be a key performance indicator. Your disclosures should explain how management uses this key performance indicator and how it correlates with your revenues.

Liquidity and Capital Resources

Contractual Obligations, page 136

22.   Please tell us why you have not included the PIK loan notes in your contractual obligations table. In addition, explain how you determined the amount of interest on long-term debt that is presented in the contractual obligations table. We refer you to Item 303(a)(5) of Regulation S-K.

Where You Can Find More Information, page 162

23.   We note your statement that the information provided by either Hydra Industries or Target does not constitute any representation, estimate or projection of the other party. You are responsible for the entire content of the proxy statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Hydra Industries Acquisition Corp.

Condensed Financial Statements

Notes to the Consolidated Financial Statements

Note 7. Commitments and Contingencies

Registration Rights, page F-25

24.   We note from your disclosures here and on pages 49 and 143 that you are obligated to file a resale "shelf" registration statement to register the shares of your common stock

issued to the initial stockholders and purchasers of private placement warrants and the contingent forward purchase contract as well as shares being issued to Target equity holders and loan note holders in the Business Combination. Please tell us whether there are any cash penalties associated with the registration rights agreements or penalties resulting from delays in registering your common stock. We refer to ASC 825-20-50-1.

DMWSL 633 Limited

Condensed Consolidated Financial Statements

Report of Independent Auditor, page F-61

25.   The report states that the audits were conducted in accordance with auditing standards generally accepted in the United States of America. Please make arrangements with the auditor to revise the report to state that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Consolidated Statements of Operations and Comprehensive Loss, page F-63

26.   We note that you present a single line-item for both product and service revenues in your consolidated statements of operations. Please tell us how your presentation complies with the requirements of Rule 5-03 of Regulation S-X.

27.   We note that you present gross profit measures that exclude depreciation and amortization expense. Please tell us how you considered the guidance in SAB Topic 11.B with regards to your presentation of depreciation and amortization that is directly attributable to the generation of revenue. In this respect, if you do not allocate any depreciation and amortization to cost of sales, you should remove the gross profit subtotal from your consolidated statements of operations and re-label the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization.

Notes to the Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-67

28.   You disclose on page 113 that SBG products are offered directly to land-based and online casino gaming operators either on an outright sale basis or on a participation basis whereby you receive a portion of the gaming revenues generated by your products. Please clarify whether there are any additional performance obligations when SBG products are sold on an outright basis. Clarify how you recognize hardware revenues when the SBG products are offered on a participation basis. Explain in greater detail

when hardware sales take the form of a transfer of ownership of your developed gaming terminals, and are recognized upon delivery.

29. Disclosure states that SBG revenues are usually based upon a contracted percentage of the operator's net winnings from the terminals' daily use or based upon a fixed rental fee. Please explain how you determine the operator's net winnings from terminals' daily use. Describe your fixed rental fee arrangements in greater detail. Tell us how you determine the expected customer relationship period for fixed rental fee arrangements when the term of the arrangement is not specified.

30. We note that performance obligations under your SBG arrangements may include the delivery and installation of SBG terminals for use over a term. We further note that upfront fees on SBG arrangements are deferred and recognized on a straight-line basis over the term of the arrangement. Please clarify the nature of your upfront fees and explain whether your implementation services have standalone value. Please tell us what consideration was given to recognizing these services over the estimated customer life. We refer you to the guidance in footnote 39 of SAB Topic 13(A)(3)(f).

31. You disclose that virtual sports revenue is based upon a contracted percentage of the operator's net winnings or a fixed rental fee. We further note from your disclosures on page 113 that virtual sports products are offered on a participation basis, with an upfront software license fee. Please clarify whether the fixed fee rental arrangements also include an upfront software license fee. Explain how you determine the expected customer relationship period when the term of the arrangement is not specified.

32. We note that revenue from the licensing of mobile slot games is recognized based upon a contracted percentage of the operator's net winnings. Please clarify whether these arrangements contain multiple elements and whether there are any upfront fees associated with the licensing of mobile slot games.

33. We note that revenue for bespoke games delivered to mobile and online operators is recognized on delivery to the customer only when no other performance obligations exist in the arrangement. Please clarify whether these arrangements require significant production, modification or customization of software. Explain whether these arrangements contain multiple elements. Cite the specific accounting guidance you are relying upon in accounting for these arrangements.

Software Development Costs, page F-68

34. You disclose that research and development costs are expensed as incurred. Please revise your disclosures to discuss the amount of research and development costs charged to expense for each period presented. We refer you to ASC 730-10-50-1.

Impairment of Goodwill and Property and Equipment, page F-70

35.   Your disclosures appear to indicate that there is only one operating segment. Please tell us how you determined that the SBG and Virtual Sports businesses operate as a single reportable segment. Explain how you considered the guidance in paragraphs 1 through 9 of ASC 280-10-50. Your response should specifically explain whether you believe that your business is comprised of more than one operating segment and, if so, why you believe that your operating segments meet the aggregation criteria outlined in ASC 280-10-50-11.

36.   We note from your disclosures on page 113 that your sales and operations are geographically dispersed. To the extent material, revenues and long-lived assets by foreign country may need to be separately disclosed. Please tell us how you considered the guidance in ASC 280-10-50-41.

Note 7. Software Development Costs, net, page F-77

37.   You disclose on page F-68 that you purchase, license and incur costs to develop external use software to be used in the products you sell or provide to customers. Please revise to disclose the amount of external use software development costs capitalized each period. Revise your disclosures to discuss the amount of software costs written down to the net realizable value. Revise to disclose the weighted-average amortization period and the estimated amortization expense for each of the five succeeding fiscal years. We refer you to ASC 985-20-50. In addition, please tell us how you considered the guidance in ASC 985-20-45-1.

Note 12. Long-Term and Other Debt, page F-80

38.   We note your PIK loan notes payable to a syndicate of investors including parent entities to the group where interest of 13.5% is added to the loan amount and has a maturity of July 6, 2018. Please revise your disclosures to describe the terms and conditions associated with the PIK loan notes payable. Tell us whether there are any conversion options associated with PIK loans notes payable. We refer you to ASC 470-10-50.

Note 19. Income Taxes, page F-89

39.   We note that you present a single line-item for income (loss) before income taxes. Revise to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. We refer you to Rule 4-08(h) of Regulation S-X.

General

40.   Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates, and opinions set forth in the proxy statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions

that you cite. Examples of assertions or references that need support include the following:

- your belief that Inspired Gaming Group Ltd. is a global leader in the supply of Virtual Sports gaming products, with the widest product offering available (page 113); and

- your belief that Inspired Gaming Group Ltd. offers the most comprehensive array of sports titles available in Virtual Sports (page 114).

41.   With respect to every third-party statement in your proxy statement, such as the information provided by H2 Gambling Capital, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Form 8-K filed on July 19, 2016

42.   We note that you present both historical and projected EBIDTA in your investor presentation. Please revise to provide a reconciliation of the most directly comparable financial measure calculated and presented in accordance with GAAP to the non-GAAP financial measure. It also appears that you have excluded a quantitative reconciliation for the forward-looking non-GAAP measure in reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B) without disclosing that fact and identifying the information that is unavailable. Your disclosure is inconsistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Peter G. Smith, Esq.
        Kramer Levin Naftalis & Frankel LLP